EXHIBIT 20.1

Castleguard Energy

Dallas, Texas - April 20, 2004

CASTLEGUARD ENERGY	REPORTS	Contact: Harvey Jury, President

MANAGEMENT CHANGE		214-647-2110

The Board of Directors of Dallas-based Castleguard Energy (OTCBB:MOAT) on April 19, 2004, appointed Director Harvey Jury as President, Secretary and Treasurer of the Company. Mr. Jury, elected as a Director last year for the first time, replaces Bob Honea who had served in the same posts since 1998. Mr. Honea resigned to pursue his other business interests full time but will remain as a Director of Castleguard. Mr. Jury and Mr. Honea will both stand for reelection as Directors at the annual shareholders meeting in May 2004.